Exhibit 9

DOMAIN NAME PURCHASE AND SALE AGREEMENT

This Domain Name Purchase and Sale Agreement ("Agreement") effective as of the date last signed below ("Effective Date"), by and between Yves Alexandre Alfred Savoir Garcia, an individual with an address of [redacted] ("Seller"), and Charles Nader, an individual with an address of [redacted] ("Buyer") (collectively, "Parties," individually, "Party").

WHEREAS, Seller is the owner of the domain name DOC.com ("Domain Name").

WHEREAS, Buyer has used and will continue to use the Domain Name pursuant to a license from Seller, Seller now wishes to sell and assign the Domain Name to Buyer, and Buyer wishes to purchase the Domain Name from Seller.

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements, and upon the terms and subject to the conditions set forth in this Agreement, and for good and valuable consideration, the Parties agree as follows:

1. LICENSE

Seller confirms the ongoing lease of the Domain Name to Buyer until the transfer of the Domain Name to Buyer pursuant to this Agreement and, pursuant to such lease, Buyer shall be entitled to unlimited usage of the Domain Name. If Buyer breaches, and does not cure as permitted herein, any provision of this agreement, the lease will terminate and the Buyer will no longer be entitled to any usage of the Domain Name.

2. PURCHASE AND SALE OF DOMAIN NAME:

(a) Transfer of Rights in the Domain Name: Subject to the terms and conditions of this Agreement, Seller hereby sells, assigns, transfers, conveys, and delivers to Buyer, and Buyer hereby purchases and acquires from Seller, the Domain Name. Seller will take all steps necessary to transfer registration and control of the Domain Name to Buyer within seven (7) days of the fifth and final Purchase Price installment payment from Buyer to Seller as set forth in Paragraph 2(b).

The Parties agree to fully cooperate, and to provide such additional documentation, as necessary to effect a smooth and efficient transfer of the Domain Name from Seller to Buyer, except that Buyer agrees to pay such additional fees or costs as may be required to complete such transfer.

(b) Purchase Price and Payment: In consideration of the assignment and transfer of the Domain Name, Buyer agrees to pay Seller Four Million Eight Hundred and Fifty Thousand Dollars (US $4,850,000.00) (the "Purchase Price"). The Purchase Price shall be paid in five payments. The first installment payment will be One Million One Hundred Seventy Thousand Dollars (US $1,170,000) and will be made within four (4) months of the effective date of this agreement. The remaining installment payments will be for four separate payments of Nine

Hundred Twenty Thousand Dollars (US $920,000.00) and each such installment payment will be made within every successive four (4) month period thereafter.

(c) Seller Representations: Seller represents and warrants that: (i) it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement; (ii) it has the full ownership, management, and rights of the Domain Name, and that the Domain Name is free of any lien, claim, mortgage, pledge, and any known disputes and controversies. Seller agrees to protect, defend, indemnify, and hold harmless Buyer from and against any and all third-party claims, demands, costs, expenses, losses, liabilities, and damages incurred by Buyer arising from Seller's violation of any provision of the representations contained in this Section 2(c).

(d) Buyer Representations: Buyer represents and warrants that: (i) it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement; (ii) no further approval, authorization or consent is required for Buyer to enter into and perform its obligations under this Agreement; (iii) the Domain Name is being sold "as is" without any representations or warranties other than as set forth in Paragraphs 1(c); and (iv) Buyer's registration or use of the Domain Name may be subject to applicable third-party intellectual property rights. Buyer agrees to protect, defend, indemnify, and hold harmless Seller from and against any and all third-party claims, demands, costs, expenses, losses, liabilities, and damages related to or arising from Buyer's use of the Domain Name after the Effective Date.

2. MISCELLANEOUS:

(a) Buyer and Seller agree that this Agreement shall inure to the benefit of and be binding upon each of their respective agents, representatives, shareholders, officers, directors, employees, assigns, heirs, subsidiaries, parent companies, and predecessor or successor companies.

(b) If any part of this Agreement shall be determined to be illegal, invalid, or unenforceable, that part shall be severed from the Agreement and the remaining parts shall be valid and enforceable, so long as the remaining parts continue to fulfill the original intent of the Parties.

(c) This Agreement constitutes the entire agreement between the Parties, and supersedes any and all prior agreements or understandings, written or oral, relating to the subject matter hereof. No other promises, agreements, or understandings, written or oral, shall be binding upon the Parties with respect to this subject matter unless contained in this Agreement. Any amendments or modifications to this Agreement must be in writing and mutually executed by the Parties.

(d) This Agreement may be executed in counterparts and scanned copies of signatures shall be deemed original for all purposes. This document alone is admissible in any proceeding to interpret or enforce this Agreement.

(e) This Agreement is governed by and construed in accordance with the internal

laws of the state of New York applicable to contracts entered into and to be performed in New York, without regard to the principles of conflicts of law. The Parties expressly consent to the exclusive jurisdiction of the state and/or federal courts of New York for any disputes under this Agreement. Each Party hereby waives an objection based on venue or forum non conveniens with respect to any action instituted in any such court, and agrees that any dispute concerning the relationship of the Parties or the conduct of any Party in connection with this Agreement, or otherwise, shall be heard only in the courts described above.

(f) The Parties have read, understand, and agree to the terms of this Agreement and are duly advised and have had the opportunity to consult with counsel regarding this Agreement.

(g) Except as set forth herein, neither Party may seek legal redress for a breach of this Agreement unless: (a) it first notifies the other Party of the alleged breach in a writing that sets forth with reasonable specificity the reasons why it believes a breach has occurred; (b) the Parties promptly meet and confer in a genuine effort to reasonably resolve any alleged breach; and (c) the other Party does not cure such breach within thirty (30) days from the date of the notice. If the alleged breach is not cured within thirty (30) days, the notifying Party may then seek any legal redress that it deems appropriate, including but not limited to cancelling the license set forth in Paragraph 1.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered as of the date first written below.

Seller

Yves Alexandre Alfred Savoir Garcia

By:______________________________

Printed Name: Yves Alexandre Savoir

Dated: 01/15/2025

Charles Nader

By:______________________________

Printed Name: Charles Nader

Dated: December 20, 2024

Sign.Plus

E-Signature Certificate

Document ID: [redacted]

Status: Completed

Document: DOC.com Purchase Agreement - 12.17.2024 FINAL 2.docx-c [redacted]

Number of Pages: 3
Completion Date: January 15, 2025, 15:33 UTC

Signer	Timestamps	Signature
Yves Alexandre [redacted] Authentication Method: Email	Viewed January 15, 2025, 15:33 UTC Signed January 15, 2025, 15:33 UTC	